Exhibit 99.1

Neo-Concept International Group Holdings Limited Announces First Half 2024 Unaudited Financial Results

Hong Kong, December 19, 2024 (GLOBE NEWSWIRE) – Neo-Concept International Group Holdings Limited (“NCI” or the “Company”) (NASDAQ: NCI), today announced its unaudited financial results for the six months ended June 30, 2024.

Overview:

●	Revenue was approximately HK$79.3 million (US$10.2 million) for the six months ended June 30, 2024, representing an increase of approximately 1.7% from the same period in 2023.

●	Net income was approximately HK$1.4million (US$0.2 million) for the six months ended June 30, 2024 (2023: net losses approximately HK$5.2 million).

Six Month Financial Results Ended June 30, 2024

Revenue. Revenue increased by approximately 1.7% from approximately HK$78.0 million for the six months ended June 30, 2023 to approximately HK$79.3 million (approximately US$10.2 million) for the six months ended June 30, 2024. The increase was mainly caused by the increase in retail sales of owned-branded apparel products in the United Kingdom by 95.3% to HKD11.5 million (approximately US$1.5 million) for the six months ended June 30, 2024, from HKD5.9 million for the six months ended June 30, 2023 as a result of full period operation of new retail outlets in London. The increase in retail sales of owned-branded apparel products was offset by the decrease in sales of private-labelled apparel products, which decreased by approximately 5.9% to approximately HK$67.8 million (approximately US$4.3 million) for the six months ended June 30, 2024 from approximately HK$72.0 million for the six months ended June 30, 2023.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by approximately 12.7% from approximately HK$13.9 million for the six months ended June 30, 2023 to approximately HK$15.9 million (US$2.0 million) for the six months ended June 30, 2024, which was mainly due to (i) increase in staff costs from increase in payroll to our staff and fees to our independent directors; (ii) increase in rental and office expenses due to operation expansion such as new retail outlets.

Other income, net. Other income representing agency fee received increased approximately HK$2.4 million (approximately US$0.3 million) for the six months ended June 30, 2024.

Income tax expense. Income tax expense was nil for the for the six months ended June 30, 2024 (six months ended June 30, 2023: nil) as we either incurred tax losses or we had available tax losses brought forward.

Net income. Net income increased by approximately HK$6.6 million to approximately HK$1.4 million (US$0.2 million) for the for the six months ended June 30, 2024 from net losses of approximately HK$5.2 million for the for the six months ended June 30, 2023, which was mainly due to the increase in both revenue and gross profit.

Basic and diluted EPS. Basic and diluted EPS were approximately HK$0.07 (US$0.01) per ordinary share for the six months ended June 30, 2024, as compared to loss per share of (HK$0.29) per ordinary share for the six months ended June 30, 2023, respectively.

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About Neo-Concept International Group Holdings Limited

Neo-Concept International Group Holdings Limited (“NCI”) is a one-stop apparel solution services provider. It offers a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management serving customers located in the European and North American markets. It also sells its own branded apparel products under the brand “Les100Ciels” through retail stores in UK as well as the e-commerce platform www.les100ciels.com.

NCI is dedicated to minimizing its environmental footprint by implementing various eco-friendly practices. It prioritizes recycling, clean processes, and traceable sourcing as part of its commitment to reducing environmental impact. Additionally, NCI actively seeks sustainable solutions throughout the garment production process, aiming to meet the needs of its customers in an environmentally responsible manner.

Exchange Rate Information

This announcement contains translations of certain HK$ amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.8083 to US$1.00, the exchange rate on June 28, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

SAFE HARBOR STATEMENTS

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Enquiries:

Neo-Concept International Group Holdings Limited Investor Relations Contact:

10/F, Seaview Centre

No.139-141 Hoi Bun Road

Kwun Tong, Kowloon, Hong Kong

(+852) 2798-8639

Email: ir@neo-ig.com

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	As of June 30,
	2023	2024	2024
	HKD	HKD	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5,849,306	4,673,976	598,591
Accounts receivable, net	32,343,592	21,542,687	2,758,947
Other current assets, net	20,225,722	53,316,186	6,828,143
Inventories, net	5,320,199	5,462,892	699,626
Total current assets	63,738,819	84,995,741	10,885,307

OTHER ASSETS
Property and equipment, net	1,297,682	2,690,729	344,599
Right-of-use assets, net	23,884,854	24,513,952	3,139,474
Intangible assets, net	—	15,391,236	1,971,138
Other non-current assets, net	1,695,473	2,406,626	308,214
Tax recoverable	—	1,704,657	218,313
Total non-current assets	26,878,009	46,707,200	5,981,738
Total assets	90,616,828	131,702,941	16,867,045

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES
Bank borrowings	30,753,400	51,047,760	6,537,628
Accruals and other payables	3,205,704	6,261,628	801,919
Due to related parties	34,243,244	49,087	6,287
Operating lease liabilities	708,829	1,622,876	207,840
Tax payable	916,436	—	—
Total current liabilities	69,827,613	58,981,351	7,553,674

NON-CURRENT LIABILITIES
Operating lease liabilities	23,176,025	22,891,076	2,931,634
Total non-current liabilities	23,176,025	22,891,076	2,931,634
Total liabilities	93,003,638	81,872,427	10,485,308

COMMITMENTS AND CONTINGENCIES	—	—	—

SHAREHOLDERS’ (DEFICIT) EQUITY
Ordinary shares: US$0.0000625 par value, 800,000,000 shares authorized as of December 31, 2023 and June 30, 2024, 18,000,000 shares and 20,320,000 issued and outstanding as of December 31, 2023 and June 30, 2024, respectively	8,775	9,906	1,269
Additional paid-in capital	55,091,225	105,776,106	13,546,624
Accumulated other comprehensive income	844,791	963,495	123,394
Accumulated losses	(58,331,601)	(56,918,993)	(7,289,550)
Total shareholders’ (deficit) equity	(2,386,810)	49,830,514	6,381,737
Total liabilities and shareholders’ (deficit) equity	90,616,828	131,702,941	16,867,045

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the six months ended June 30,
	2023	2024	2024
	HKD	HKD	US$
REVENUES, NET	77,915,027	79,256,623	10,150,305

COST OF REVENUES
- Related parties	(22,713,298)	(21,206,685)	(2,715,916)
- External	(43,040,030)	(41,690,622)	(5,339,270)
	(65,753,328)	(62,897,307)	(8,055,186)
Gross profit	12,161,699	16,359,316	2,095,119

EXPENSES
Selling and marketing	(1,232,254)	(2,045,399)	(261,952)
General and administrative	(12,618,644)	(13,827,207)	(1,770,834)
Total expenses	(13,850,898)	(15,872,606)	(2,032,786)
(LOSS) INCOME FROM OPERATION	(1,689,199)	486,710	62,333

OTHER (EXPENSES) INCOME
Interest income	10,038	49,895	6,390
Interest expense	(3,478,595)	(1,460,788)	(187,081)
Other income	—	2,361,596	302,447
Other loss, net	(20,063)	(24,805)	(3,177)
Total other (expenses) and income, net	(3,488,620)	925,898	118,579
(LOSS) INCOME BEFORE INCOME TAXE EXPENSES	(5,177,819)	1,412,608	180,912
INCOME TAX EXPENSES	—	—	—
NET (LOSS) INCOME	(5,177,819)	1,412,608	180,912
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(1,230,850)	118,704	15,202
TOTAL COMPREHENSIVE (LOSS) INCOME	(6,408,669)	1,531,312	196,114
Weighted average number of ordinary shares:
Basic and diluted	18,000,000	18,892,308	18,892,308
(LOSS) EARNINGS PER SHARE	(0.29)	0.07	0.01

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